May 09, 2013

Celeste M. Murphy

Legal Branch Chief

202-551-3257

Re: Online Secretary, Inc.

Amendment No.2 to Registration Statement on Form S-1

Filed April 29, 2013

File No. 333-185509

On regards to the comment letter dated May 9, 2013; please find below the answer for the comment.

Financial Statements

1. We note you display on page 33 a copy of the accountant’s consent for the use of their review report dated April 23, 2013 on the unaudited interim financial statements. This is a duplicate of the consent that is filed as Exhibit 23(ii). If it is your intent to include the review report within your Form S-1, please remove this consent and replace it with the review report of PLS CPA, dated April 23, 2013. Otherwise, please remove from your Form S-1 both copies of the consent of PLS CPA to the use of the review report.

We have replaced the consent letter on page 33 with the review report of PLS CPA, dated April 23, 2013.

Sincerely,

/s/ Vijay Joshi

Vijay Joshi

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer